EXHIBIT 12.1

						Nine months ended
	Year ended December 31,					September 30,
	2005	2006	2007	2008	2009	2009	2010
	(millions of euro)
Earnings:
Profit before taxes from continuing operations	6,607	6,764	10,684	10,915	10,387	7,736	11,718
Share of (profit) loss of associates	128	(76)	(140)	161	(47)	(47)	(68)
Dividends from joint ventures and associates	36	43	218	65	58	57	100
Fixed charges (see below)	2,429	3,881	3,554	3,648	3,581	2,455	2,435
Capitalized interest net of amortization	(5)	(1)	3	3	3	2	2

Earnings	9,195	10,611	14,319	14,792	13,982	10,203	14,187

Fixed charges:

Finance costs, including amortization of debt expense and similar charges	2,420	3,877	3,554	3,648	3,581	2,455	2,435
Capitalized interest	9	4	—	—	—	—	—

Total fixed charges	2,429	3,881	3,554	3,648	3,581	2,455	2,435

Ratio of earnings to fixed charges	3.8	2.7	4.0	4.1	3.9	4.2	5.8

For the purpose of calculating ratios of earnings to fixed charges, earnings consist of profit before taxes from continuing operations, plus share of profit or loss of associates, dividends from joint ventures and associates, fixed charges and capitalized interest net of amortization. Fixed charges consist of finance costs, including amortization of debt expense and similar charges, and capitalized interest.